September 22, 2017

VIA EDGAR

Mr. Ethan Horowitz
Branch Chief, Office of Natural Resources
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:    Energy 11, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 3, 2017
File No. 000-55615

Dear Mr. Horowitz:

This letter is being submitted on behalf of Energy 11, L.P. (the “Partnership”) in response to your letter dated September 12, 2017. We have recited the comments in this letter in bold type and have followed each comment with the Partnership’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 3

Our Oil and Natural Gas Reserves, page 4

1.
The information provided here and on pages 40 and 64 relating to the prices used in computing the reserves as of December 31, 2016 includes disclosure of a negative gas price after the effect of price differential adjustments. Expand your disclosure to explain the circumstances and factors which result in a negative average realized gas price. Refer to FASB ASC 932-235-50-10.

Response: The Partnership will update its disclosures in accordance with FASB ASC 932-235-50-10 in future filings. The expanded disclosures on pages 4, 40 and 64 will include the following sentence to explain the circumstances and factors which result in a negative average realized gas price:

The gathering and processing contract in effect for the extraction, transportation and treatment of natural gas leads to a price differential that exceeds the twelve-month average market price for natural gas, which results in an estimated negative average realized natural gas price utilized in the reserves calculation.

Proved Undeveloped Reserves, page 7

2.
Revise your disclosure of material changes in proved undeveloped reserves that occurred during the year to provide an appropriate narrative explanation of the change. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained.  Refer to Item 1203(b) of Regulation S-K.

Response: The Partnership will provide additional narrative explanations of changes to its proved undeveloped reserves in future filings. As set forth in Item 1203(b) of Regulation S-K, the expanded disclosure will include an explanation similar to the following:

The annual review of the PUDs resulted in a positive revision of approximately 442 MBOE. This revision was a result of 800 MBOE of upward adjustments related to the addition of nine proved undeveloped drilling locations under the five-year rule, which were partially offset by 347 MBOE of downward adjustments related to changes to the future drill schedule and well performance and 11 MBOE of downward adjustments caused by lower oil, natural gas and NGL prices when comparing the December 31, 2016 reserve estimates to prices used in the December 31, 2015 reserve estimates.

Drilling Activity, page 8

3.	Revise the disclosure to indicate whether the well(s) drilled were exploratory or development wells to comply with Item 1208 of Regulation S-K.

Response: All acreage owned by the Partnership is held by production, so therefore all wells to be drilled are development wells. In accordance with Item 1205 of Regulation S-K, the Partnership will clarify that any new well drilled is expected to be a development well in future filings.

Developed and Undeveloped Acreage Position, page 9

4.
We note there appears to be an inconsistency between the disclosure of significant proved undeveloped reserves in your filing and the lack of disclosure of any undrilled undeveloped acreage. Note that undrilled acreage held by production should be disclosed as undeveloped acreage pursuant to Item 1208(b) of Regulation S-K. Revise your disclosure accordingly.

Response: The Partnership will update its disclosure of developed and undeveloped acreage positions to be consistent with its disclosure of significant proved reserves and proved undeveloped reserves, as set forth in Item 1208(b) of Regulation S-K, in future filings. The disclosure will be presented as follows:

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
Sanish Field, Mountrail County, ND	15,649	2,084	18,620	2,480	34,269	4,564

Notes to Consolidated Financial Statements

Note 9 – Supplementary Information on Oil, Natural Gas and Natural Gas Liquid Reserves (Unaudited), page 63

Estimated Quantities of Proved Oil, NGL and Natural Gas Reserves, page 63

5.
Expand your disclosure to provide an appropriate narrative explanation and the net quantities relating to each individual factor underlying changes in your proved reserves so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves should identify factors such as changes caused by commodity prices, well performance, and changes in a previously adopted development plan. Your revised disclosure should explain why revisions of previous estimates to total proved reserves were less than revisions of previous estimates to proved undeveloped reserves in 2016.  Refer to FASB ASC 932-235-50-5.

Response: The Partnership will provide additional narrative explanation and the net quantities related to each factor, including changes caused by commodity prices, well performance and changes in a previously adopted development plan, which lead to a change to proved reserves in future filings. As set forth in FASB ASC 932-235-50-5, the expanded disclosure will include an explanation similar to the following:

In 2016, revisions to previous estimates increased proved reserves by a net amount of 112 MBOE. These revisions resulted from 800 MBOE of upward adjustments attributable to the addition of nine proved undeveloped drilling locations under the five-year rule, which were partially offset by 471 MBOE of downward adjustments related to changes to the future drill schedule and well performance and 217 MBOE of downward adjustments caused by lower oil, natural gas and NGL prices when comparing the Company’s reserve estimates at December 31, 2016 to December 31, 2015.

Revisions of previous estimates for total proved reserves from December 31, 2015 to December 31, 2016 of 112 MBOE were less than revisions of previous estimates for proved undeveloped reserves for the same period of 442 MBOE, primarily due to the incremental downward adjustment revisions to the proved developed reserves caused by changes in lower oil, natural gas and NGL prices (206 MBOE) and reductions due to changes to the future drill schedule and well performance (124 MBOE).

Exhibit 99.1

6.	Please obtain and file a revised reserves report to address the following points.

a)
We note that although the reserve report includes information relating to probable reserves, you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Obtain a revised reserve report that does not include the information relating to probable reserves or revise the Form 10-K for the fiscal year ending December 31, 2016 to present this optional information in a manner that is consistent with the disclosure requirements under Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

Response: The Partnership will not include information relating to probable reserves in future reserve reports filed as exhibits to its SEC filings if the information is not disclosed in the Form 10-K.

b)
If you elect to disclose information relating to probable reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved and probable reserves that are provided in the report. You may refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

Response: The Partnership will not include aggregate totals of proved and probable reserves in future reserve reports to be filed as exhibits to its SEC filings.

c)
The reserve report should include figures for the initial benchmark prices prior to adjustments and the figures for the average realized prices after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content by product type for the reserves as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) of Regulation S-K.

Response: In future reserve reports, specifically to the “Product Pricing” section of the reserve report, the Partnership will include the initial benchmark prices prior to adjustments and the average realized prices after adjustments for location and quality differentials, such as transportation, quality, gravity and Btu content by product type.

Should you have additional questions or comments concerning the responses provided within, please contact me directly at (804) 727-6318.

Sincerely,

 /s/ David S. McKenney
David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC

CC:          Mr. John Hodgin
Mr. John Menke, Haynes and Boone, LLP